WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2005 APR 18 A 9:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 14, 2005

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


05007335

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- The consolidated financial statements for first quarter 2005.
- Press release reports results for the first quarter 2005 and march 2005 sales.

Sincerely,

PROCESSED
APR 25 2005
THOMSON
FINANCIAL

Jorge Muñoz Lopez
Accounting Director

dlw 4/20

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

FILE N°
82-4609

WAL★MART
MEXICO


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE



WALMEX

FREE TRANSLATION, NOT TO THE LETTER

WAL-MART DE MEXICO REPORTS RESULTS FOR THE FIRST QUARTER 2005 AND MARCH 2005 SALES

Mexico City, April 7, 2005

Today, Wal-Mart de Mexico (WALMEX) reported financial results for the first quarter 2005. A 17.4% increase in sales over the previous year, 12.4% in real terms, once the period's inflation is accounted for, combined with a lower level of operating expenses, allowed operating income to increase 28% versus the level achieved in 2004. EBITDA for the quarter amounted to $3,102 million pesos and represented 8.6% of total revenues, a growth in real terms of 24% over last year's levels.

Comparable store sales during the quarter, meaning all those units that have been in operation for over a year, registered an increase of 5.4% in real terms compared to last year's level.

The main figures are:

First Quarter (January - March)

	2005		2004		Real Growth
	M$ Millions	*%*	*M$ Millions*	*%*	*%*
Net Sales	35,955		31,990		12
Other Income	157		146		7
Total Revenues	36,112	100.0	32,136	100.0	12
Cost of Sales	28,520	79.0	25,545	79.5	12
Gross Profit	7,592	21.0	6,591	20.5	15
Operating Expenses	5,240	14.5	4,746	14.8	10
Operating Income	2,352	6.5	1,845	5.7	28
EBITDA	3,102	8.6	2,495	7.8	24
Net Income	1,854	5.1	1,370	4.3	35
EPS for the quarter (in pesos)	0.419		0.306		37

The Company's cash position as of March 31, 2005 was $11,793 million pesos, equivalent to $1,056 million dollars.

March 2005 Sales:

During the month of March 2005, sales were $12,123 million pesos. This figure represents an 22.3% increase over sales reported the same month last year, and a 17.1% real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of 14.3%, and of 9.5% in real terms compared to the same month of 2004.

Real Growth

	March		January – March	
	2005	2004	2005	2004
Total sales growth (%)	17.1	3.4	12.4	10.0
Comparable sales growth (%)	9.5	-2.7	5.4	3.4

Considering the five-week period from February 26 to April 1, 2005 that compares with the five-week period ending April 2, 2004, sales growth was as follows:

FILE N°
82-4609

Real Growth

	5 weeks		13 weeks	
	2005	2004	2005	2004
Total sales growth (%)	15.5	8.6	13.7	9.6
Comparable sales growth (%)	8.0	2.3	6.5	3.1

Openings during the year 2005:

During the period January-March 2005, the Company opened one Bodega Aurrera in Merida, Yucatan, one Sam's Club in Tehuacan, Puebla an one restaurant in Chetumal, Quintana Roo.

Installed Capacity as of March 31, 2005:

	Sales area	
FORMAT	**Sq.ft.**	**M2**
Bodega Aurrera	8,249,147	766,376
Sam's Club	5,156,465	479,049
Wal-Mart Supercenter	8,579,895	797,106
Superama	833,921	77,473
Suburbia	2,469,766	229,449
	Seats	
Restaurants	62,985	

Information Release Schedule:

Quarter	**Release Date**
2nd Quarter	July 7, 2005
3rd Quarter	October 7, 2005
Monthly Sales	
April	May 9, 2005
May	June 9, 2005
June	July 7, 2005
July	August 9, 2005
August	September 8, 2005
September	October 7, 2005
October	November 9, 2005
November	December 8, 2005

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 696 units, broken down as follows:

- 163 Bodegas Aurrera
- 62 Sam's Clubs
- 89 Wal*Mart Supercenters
- 48 Superamas
- 50 Suburbias
- 284 Restaurants, including 16 franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM	WalmexV.Mx	WMMVY
	WMMVY US	WMMVY.Pk	

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

Information About the Company:

Corporate Affairs: Raul Argüelles, raul.arguelles@wal-mart.com. TEL. (52 55) 5387-9241
Investor Relations: Mariana Rodriguez, m.rodriguez@wal-mart.com. TEL. (52 55) 5283-0289

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos with purchasing power at March 31, 2005

	March 31			
	2005		2004	
Assets				
Current assets:				
Cash and cash equivalents	Ps.	11,793,491	Ps.	9,488,074
Accounts receivable - net		1,628,289		2,239,938
Inventories		11,436,873		10,445,668
Prepaid expenses		292,639		416,818
Total current assets		25,151,292		22,590,498
Property and equipment - net		46,252,226		43,676,530
Total assets	Ps.	71,403,518	Ps.	66,267,028
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable to suppliers	Ps.	14,250,613	Ps.	13,150,084
Other accounts payable		4,403,391		3,069,192
Total current liabilities		18,654,004		16,219,276
Long-term other liabilities		132,033		73,568
Deferred income tax		4,880,040		5,314,288
Seniority premiums		33,041		33,174
Total liabilities		23,699,118		21,640,306
Shareholders' equity:				
Capital stock		16,743,376		14,755,259
Legal reserve		2,916,372		2,646,423
Retained earnings		37,827,779		36,322,214
Accumulated result of restatement		(9,738,356)		(9,231,867)
Premium on sale of shares		2,114,011		2,158,777
Employee stock option plan fund		(2,158,782)		(2,024,084)
Total shareholders' equity		47,704,400		44,626,722
Total liabilities and shareholders' equity	Ps.	71,403,518	Ps.	66,267,028

FILE N°
82-4609

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos with purchasing power at March 31, 2005

	Three-month period ended March 31	
	2005	2004
Net sales	Ps. 35,955,078	Ps. 31,990,012
Other income	156,605	145,680
Total revenues	36,111,683	32,135,692
Cost of sales	(28,519,754)	(25,544,727)
Gross profit	7,591,929	6,590,965
Operating expenses	(5,239,626)	(4,746,435)
Operating income	2,352,303	1,844,530
Comprehensive financing income:		
Financial income - net	271,296	182,486
Exchange gain (loss)	23,852	(461)
Monetary position gain	38,587	53,731
	333,735	235,756
Other expenses - net	(38,025)	(35,737)
Income before income tax and employee profit sharing	2,648,013	2,044,549
Income tax and employee profit sharing	(794,404)	(674,703)
Net income	Ps. 1,853,609	Ps. 1,369,846
Earnings per share last 12 months (in pesos)	Ps. 1.878	Ps. 1.364

WAL-MART DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Thousands of Mexican pesos with purchasing power at March 31, 2005

	Three-month period ended March 31			
		2005		2004
Operating activities				
Net income	Ps.	1,853,609	Ps.	1,369,846
Charges (credits) not requiring the use of (providing) resources:				
Depreciation		749,252		650,656
Seniority premiums		7,677		6,824
Deferred income tax		(119,774)		32,597
		2,490,764		2,059,923
Changes in:				
Accounts receivable		327,719		(137,861)
Inventories		548,867		786,546
Prepaid expenses		61,495		(75,291)
Accounts payable to suppliers		(1,893,061)		(2,639,386)
Other accounts payable		17,968		(956,812)
Resources provided by (used in) operating activities		1,553,752		(962,881)
Financing activities				
Repurchase of shares		(215,075)		(90,963)
Payment of dividends		-		(479,500)
Resources used in financing activities		(215,075)		(570,463)
Investing activities				
Purchase of property and equipment		(989,994)		(1,061,876)
Sale and retirement of property and equipment		64,286		52,561
Employee stock option plan - net		(559,309)		(442,237)
Resources used in investing activities		(1,485,017)		(1,451,552)
Decrease in cash and cash equivalents		(146,340)		(2,984,896)
Cash and cash equivalents at beginning of the period		11,939,831		12,472,970
Cash and cash equivalents at end of the period	Ps.	11,793,491	Ps.	9,488,074

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**11,793,491**	**100**	**9,488,074**	**100**
46	CASH	53,100	0	27,555	0
47	SHORT-TERM INVESTMENTS	11,740,391	100	9,460,519	100
18	**DEFERRED ASSETS (NET)**	**0**	**100**	**0**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**18,654,004**	**100**	**16,219,276**	**100**
52	FOREING CURRENCY LIABILITIES	1,028,870	6	889,542	5
53	MEXICAN PESOS LIABILITIES	17,625,134	94	15,329,734	95
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,266,196**	**100**	**2,363,988**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,266,196	100	2,363,988	100
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**4,880,040**	**100**	**5,314,288**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	4,880,040	100	5,314,288	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**165,074**	**100**	**106,742**	**100**
68	RESERVES	33,041	20	33,174	31
69	OTHER LIABILITIES	132,033	80	73,568	69
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(9,738,356)**	**(100)**	**(9,231,867)**	**(100)**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(9,738,356)	(100)	(9,231,867)	(100)

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR: 2005

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	6,497,288	6,371,222
73	PENSIONS FUND AND SENIORITY PREMIUMS	193,567	174,082
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	112,294	102,308
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	4,419,770,035	4,473,929,032
78	REPURCHASED SHARES (*)	3,950,000	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**36,111,683**	**100**	**32,135,692**	**100**
2	COST OF SALES	28,519,754	79	25,544,727	79
3	**GROSS INCOME**	**7,591,929**	**21**	**6,590,965**	**21**
4	OPERATING EXPENSES	5,239,626	15	4,746,435	15
5	**OPERATING INCOME**	**2,352,303**	**7**	**1,844,530**	**6**
6	TOTAL FINANCING COST	(333,735)	(1)	(235,756)	(1)
7	**INCOME AFTER FINANCING COST**	**2,686,038**	**7**	**2,080,286**	**6**
8	OTHER FINANCIAL OPERATIONS	38,025	0	35,737	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,648,013**	**7**	**2,044,549**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	794,404	2	674,703	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,853,609**	**5**	**1,369,846**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,853,609**	**5**	**1,369,846**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,853,609**	**5**	**1,369,846**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,853,609**	**5**	**1,369,846**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,853,609**	**5**	**1,369,846**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**36,111,683**	**100**	**32,135,692**	**100**
21	DOMESTIC	36,111,683	100	32,135,692	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(333,735)**	**100**	**(235,756)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	461	0
26	INTEREST EARNED	271,296	81	182,486	77
27	EXCHANGE PROFITS	23,852	7	0	0
28	GAIN DUE TO MONETARY POSITION	(38,587)	(12)	(53,731)	(23)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**38,025**	**100**	**35,737**	**100**
29	OTHER NET EXPENSES (INCOME) NET	38,025	100	35,737	100
30	(PROFIT) LOSS ON SALES OF OWM SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**794,404**	**100**	**674,703**	**100**
32	INCOME TAX	887,700	112	610,598	90
33	DEFERRED INCOME TAX	(104,176)	(13)	56,118	8
34	WORKERS' PROFIT SHARING	10,880	1	7,987	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	0	0
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	145,545,571	130,845,285
39	OPERATION INCOME (**)	10,115,814	8,294,824
40	NET INCOME OF MAYORITY INTEREST(**)	8,376,934	6,130,012
41	NET CONSOLIDATED INCOME(**)	8,376,934	6,130,012

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**36,111,683**	**100**	**32,135,692**	**100**
2	COST OF SALES	28,519,754	79	25,544,727	79
3	**GROSS INCOME**	**7,591,929**	**21**	**6,590,965**	**21**
4	OPERATING EXPENSES	5,239,626	15	4,746,435	15
5	**OPERATING INCOME**	**2,352,303**	**7**	**1,844,530**	**6**
6	TOTAL FINANCING COST	(333,735)	(1)	(235,756)	(1)
7	**INCOME AFTER FINANCING COST**	**2,686,038**	**7**	**2,080,286**	**6**
8	OTHER FINANCIAL OPERATIONS	38,025	0	35,737	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**2,648,013**	**7**	**2,044,549**	**6**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	794,404	2	674,703	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**1,853,609**	**5**	**1,369,846**	**4**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**1,853,609**	**5**	**1,369,846**	**4**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**1,853,609**	**5**	**1,369,846**	**4**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**1,853,609**	**5**	**1,369,846**	**4**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**1,853,609**	**5**	**1,369,846**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED EARNINGS STATEMENT QUARTER
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**36,111,683**	**100**	**32,135,692**	**100**
21	DOMESTIC	36,111,683	100	32,135,692	100
22	FOREING	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(333,735)**	**100**	**(235,756)**	**100**
24	INTEREST PAID	0	0	0	0
25	EXCHANGE LOSSES	0	0	461	0
26	INTEREST EARNED	271,296	81	182,486	77
27	EXCHANGE PROFITS	23,852	7	0	0
28	GAIN DUE TO MONETARY POSITION	(38,587)	(12)	(53,731)	(23)
42	LOSS BY CHANGES IN UDI'S	0	0	0	0
43	GAIN BY CHANGES IN UDI'S	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**38,025**	**100**	**35,737**	**100**
29	OTHER NET EXPENSES (INCOME) NET	38,025	100	35,737	100
30	(PROFIT) LOSS ON SALES OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALES OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**794,404**	**100**	**674,703**	**100**
32	INCOME TAX	887,700	112	610,598	90
33	DEFERRED INCOME TAX	(104,176)	(13)	56,118	8
34	WORKERS' PROFIT SHARING	10,880	1	7,987	1
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR: 2005

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**1,853,609**	**1,369,846**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	637,155	690,077
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**2,490,764**	**2,059,923**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(937,012)	(3,022,804)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**1,553,752**	**(962,881)**
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	(215,075)	(570,463)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(215,075)**	**(570,463)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(1,485,017)**	**(1,451,552)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(146,340)	(2,984,896)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	11,939,831	12,472,970
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	11,793,491	9,488,074

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**637,155**	**690,077**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	749,252	650,656
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	7,677	6,824
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(119,774)	32,597
40	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(937,012)**	**(3,022,804)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	327,719	(137,861)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	548,867	786,546
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	61,495	(75,291)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(1,893,061)	(2,639,386)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	17,968	(956,812)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**0**	**0**
23	+SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+DIVIDEND RECEIVED	0	0
26	+OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(215,075)**	**(570,463)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(215,075)	(90,963)
31	(-) DIVIDENDS PAID	0	(479,500)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(1,485,017)**	**(1,451,552)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(989,994)	(1,061,876)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+SALE OF TANGIBLE FIXED ASSETS	64,286	52,561
39	+ (-) OTHER ITEMS	(559,309)	(442,237)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR:2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

RATIOS
CONSOLIDATED INFORMATION

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	5.13 %	4.26 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	17.56 %	13.74 %
3	NET INCOME TO TOTAL ASSETS (**)	11.73 %	9.25 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	6.73 %	8.29 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	2.08 %	3.92 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	2.04 times	1.97 times
7	NET SALES TO FIXED ASSETS (**)	3.15 times	3.00 times
8	INVENTORIES ROTATION (**)	9.70 times	9.65 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1 days	1 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0.00 %	0.00 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	33.19 %	32.66 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.50 times	0.48 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	4.34 %	4.11 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00 %	0.00 %
15	OPERATING INCOME TO INTEREST PAID	0.00 times	0.00 times
16	NET SALES TO TOTAL LIABILITIES (**)	6.14 times	6.05 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.35 times	1.39 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.74 times	0.75 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.06 times	1.04 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	63.22 %	58.50 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	6.90 %	6.41 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.59) %	(9.41) %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.00 times	0.00 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00 %	0.00 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00 %	100.00 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	66.67 %	73.15 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

DATA PER SHARE
CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.88		$ 1.36	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**)	$ 1.88		$ 1.36	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 10.79		$ 9.97	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.63	pesos	$ 0.44	pesos
10	DIVIDEND IN SHARE PER SHARE	0.01	shares	0.01	shares
11	MARKET PRICE TO CARRYING VALUE	3.63	times	3.57	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	20.88	times	26.09	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAS TWELVE MONTHS.

NOTA 1 - OTHER LIABILITIES

WITH THE PURPOSE OF MAKING QUARTERLY INFORMATION FROM THE PREVIOUS YEAR'S CONSOLIDATED FINANCIAL STATEMENT COMPARABLE, A RECLASSIFICATION OF REFERENCE S26 "OTHER CURRENT LIABILITIES" TO REFERENCE S32 "OTHER LIABILITIES" IN THE AMOUNT OF PS. 73,568 FOR LEASING OF EQUIPMENT OVER ONE YEAR.

NOTE 2 - PREMIUM ON SALE OF SHARES

REFERENCE S-39 OF THE CONSOLIDATED FINANCIAL STATEMENT IN ITEM "PREMIUM ON SALE OF SHARES", THE STOCK OPTION PLAN FUND FOR PERSONNEL IS INCLUDED IN BOTH YEARS.

NOTE 3 - CASH FLOW FROM INTERNAL FINANCING

THE REFERENCE C-30 OF THE MAIN ITEMS BREAKDOWN OF THE STATEMENT OF CHANGES IN THE FINANCIAL POSITION, THE TOTAL AMOUNT REPORTED IN THE QUARTER INCLUDE THE REPURCHASE OF OWN SHARES.

NOTE 4 - RATIOS CONSOLIDATED

SINCE THE "SIFIC" SYSTEM CANNOT RECORD RESULTS ON A TWELVE MONTH BASIS FOR ITEMS OF THE STATEMENT OF RESULTS AS WELL AS FOR THE FINANCIAL STATEMENT, THE CALCULATIONS ARE THUS INCLUDED ON THOSE BASES AND ARE AS FOLLOW:

REF P	CONCEPTS		QUARTER CURRENT	QUARTER PREVIOUS
	YIELD			
2	NET INCOME TO STOCK HOLDERS' EQUITY	(**)	18.36%	14.30%
3	NET INCOME TO TOTAL ASSETS	(**)	12.03%	9.36%
	ACTIVITY			
6	NET SALES TO NET ASSETS	(**)	2.09 TIMES	2.00 TIMES
7	NET SALES TO FIXED ASSETS	(**)	3.21 TIMES	3.08 TIMES

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

LEVERAGE

16	NET SALES TO TOTAL LIABILITIES	(**)	6.07 TIMES	5.78 TIMES

(**) = INFORMATION REGARDING LAST TWELVE MONTHS

NOTE 5 - DATA PER SHARE

THE REFERENCE D-9 OF DATA PER SHARE, THE AMOUNT OF CASH DIVIDEND ACUMULATED PER SHARE IS PRESENTED TO NOMINAL VALUE.

NOTE 6 - MEMBERSHIP INCOME

THE EARNED INCOME WILL BE PRESENTED IN THE STATEMENTS OF INCOME UNDER A SPECIFIC HEADING AFTER NET SALES. THE CURRENT SIFIC SYSTEM STATEMENT OF INCOME FORMAT, HOWEVER, REQUIRES THAT IT BE PRESENTED UNDER THE HEADING OF NET SALES, SUCH AS IS SHOWN IN ANNEX 11 "SALES DISTRIBUTION BY PRODUCT".

NOTE 7 - CHARACTERISTICS OF THE SHARES

WAL-MART DE MEXICO SHARES ARE AT UNEXPRESSIVE NOMINAL VALUE.

DIRECTOR REPORT (1)

FILE N°
82-4609

MANAGEMENT COMMENTS AND ANALYSIS OF OPERATIONAL RESULTS AND THE COMPANY'S FINANCIAL SITUATION

CONSOLIDATED
Final Printing

WALMEX TOTAL SALES FOR THE PERIOD JANUARY-MARCH 2005 AMOUNTED TO $35,955 MILLION PESOS, $3,965 MILLION PESOS HIGHER THAN DURING THE PREVIOUS YEAR, A NOMINAL GROWTH OF 17.4% AND OF 12.4% IN REAL TERMS, AFTER ADJUSTING FOR INFLATION. COMP STORES SALES GREW 10% IN NOMINAL TERMS AND 5.4% IN REAL TERMS COMPARED TO THE SAME PERIOD LAST YEAR.

SALES GROWTH WAS LARGELY DRIVEN BY AN INCREASE IN CUSTOMER COUNT. WALMEX CUSTOMER COUNT GREW 10.6%, WHILE THE AVERAGE TICKET GREW 1.8%.

GROSS MARGIN FOR THE PERIOD JANUARY-MARCH 2005 REPRESENTED 21.0% OF TOTAL REVENUES, 50 BASIS POINTS HIGHER THAN IN 2004. IN MONETARY TERMS, THE GROSS PROFIT WAS 15% HIGHER THAN IN THE PREVIOUS YEAR.

OPERATING EXPENSES REPRESENTED 14.5% OF TOTAL REVENUES, A 30 BASE-POINT DROP COMPARED TO THE PREVIOUS YEAR. OPERATING INCOME GREW 28% AND REACHED 6.5% OF TOTAL REVENUES.

EBITDA GREW 24% IN REAL TERMS WHEN COMPARED TO THE PREVIOUS YEAR, REACHING 8.6% OF TOTAL REVENUES.

NET CONSOLIDATED INCOME FOR THE PERIOD JANUARY-MARCH 2005 AMOUNTED TO $1,854 MILLION PESOS, REPRESENTING 5.1% OF TOTAL REVENUES, A 35% INCREASE OVER THE SAME PERIOD OF LAST YEAR.

DURING THE FIRST QUARTER OF 2005 WE OPENED: ONE BODEGA AURRERA, ONE SAM'S CLUB AND ONE RESTAURANT. INSTALLED CAPACITY GROWTH FOR THE LAST 12 MONTHS WAS 11.4% FOR SELF-SERVICE AND 6.4% IN RESTAURANT SEATING. OUR GROWTH PLAN FOR 2005 CONSIDERS 70 OPENINGS: 47 SELF-SERVICE UNITS, THREE SUBURBIA STORES AND 20 RESTAURANTS.

AS OF MARCH 31, 2005, THE COMPANY'S CASH POSITION AMOUNTED TO $11,793 MILLION PESOS, AFTER INVESTING DURING THE QUARTER $990 MILLION PESOS IN FIXED ASSETS AND $215 MILLION PESOS TO REPURCHASE 5.5 MILLION SHARES.

MEXICO CITY, APRIL 7, 2005

EDUARDO F. SOLORZANO
PRESIDENT AND CEO

1 - PRINCIPAL ACCOUNTING POLICIES:

FINANCIAL INFORMATION PERTAINING TO THE CURRENT FISCAL YEAR AS WELL AS PREVIOUS ONE IS RESTATED IN THOUSANDS OF MEXICAN PESOS WITH PURCHASING POWER AT MARCH 31, 2005, THROUGH FACTORS DERIVED FROM THE NATIONAL CONSUMER PRICE INDEX (NCPI), UNLESS OTHERWISE INDICATED.

THE MOST IMPORTANT ACCOUNTING POLICIES ARE DESCRIBED BELOW:

A. THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE STATEMENTS OF WAL-MART DE MEXICO, S.A. DE C.V. (WALMEX OR THE "COMPANY") AND THOSE OF ITS SUBSIDIARIES. ALL RELATED PARTY BALANCES AND TRANSACTIONS WERE ELIMINATED IN THE CONSOLIDATION.

B. THE CONSOLIDATED FINANCIAL STATEMENTS PROVIDE COMPREHENSIVE RECOGNITION OF THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION AS REQUIRED BY ACCOUNTING BULLETIN B-10 ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS (IMCP).

C. THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES THE USE OF ESTIMATES IN SOME ITEMS. ACTUAL RESULTS MIGHT DIFFER FROM THESE ESTIMATES.

D. CASH EQUIVALENTS ARE STATED AT COST PLUS ACCRUED INTEREST, NOT IN EXCESS OF MARKET VALUE.

THE COMPANY HAS NO FINANCIAL INSTRUMENTS (DERIVATIVES).

E. INVENTORIES ARE STATED AT AVERAGE COST, DETERMINED LARGELY USING THE RETAIL METHOD. DUE TO THE RAPID TURNOVER OF INVENTORIES, THE COST SO DETERMINED IS CONSIDERED TO BE SIMILAR TO REPLACEMENT COST AT THE BALANCE SHEET DATE, NOT IN EXCESS OF MARKET VALUE.

THE BUYING ALLOWANCES ARE CHARGED TO OPERATIONS BASED ON THE TURNOVER OF INVENTORIES THAT GAVE RISE THEM.

F. PROPERTY AND EQUIPMENT ARE RECORDED INITIALLY AT COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

FIXED ASSET DEPRECIATION IS COMPUTED USING THE STRAIGHT-LINE METHOD, AT RATES RANGING FROM 3% TO 33%.

G. FOREIGN CURRENCY DENOMINATED MONETARY ASSETS AND LIABILITIES ARE TRANSLATED TO MEXICAN PESOS USING THE PREVAILING EXCHANGE RATE AT THE BALANCE SHEET DATE. EXCHANGE DIFFERENCES DETERMINED ARE CHARGED OR CREDITED TO INCOME.

H. DEFERRED INCOME TAX IS RECOGNIZED ON BASICALLY ALL TEMPORARY DIFFERENCES IN BALANCE SHEET ACCOUNTS FOR FINANCIAL AND TAX REPORTING PURPOSES, USING THE ENACTED INCOME TAX RATE AT THE TIME THE DIFFERENCES ARE EXPECTED TO REVERSE.

CURRENT YEAR EMPLOYEE PROFIT SHARING IS CHARGED TO RESULTS OF OPERATIONS AND REPRESENTS A LIABILITY DUE AND PAYABLE IN A PERIOD OF LESS THAN ONE YEAR.

FILE N° 82-4609

I. SENIORITY PREMIUMS ACCRUING TO EMPLOYEES IN TERMS OF MEXICAN LABOR LAW ARE RECOGNIZED AS A COST OF THE YEARS IN WHICH SERVICES ARE RENDERED, BASED ON INDEPENDENT ACTUARIAL COMPUTATIONS.

ALL OTHER PAYMENTS ACCRUING TO EMPLOYEES OR THEIR BENEFICIARIES IN THE EVENT OF SEPARATION IN TERMS OF MEXICAN LABOR LAW ARE CHARGED TO INCOME, IF AND WHEN THE EXPENSE IS INCURRED.

J. THE MOST IMPORTANT INFLATION ACCOUNTING CONCEPTS AND PROCEDURES ARE DESCRIBED BELOW:

THE ACCUMULATED EFFECT OF RESTATEMENT INCLUDES THE ACCUMULATED MONETARY POSITION RESULT AT THE TIME THE EFFECTS OF INFLATION ON THE FINANCIAL INFORMATION WERE FIRST RECOGNIZED, AS WELL AS THE RESULT FROM HOLDING NONMONETARY ASSETS, WHICH REPRESENTS THE CHANGE IN THE SPECIFIC VALUE OF NONMONETARY ASSETS OVER OR UNDER THE RATE OF INFLATION AS MEASURED BY THE NCPI.

THE NET MONETARY POSITION RESULT IS DETERMINED BY APPLYING THE NCPI TO NET MONETARY ASSETS AND LIBILITIES DURING THE PERIOD.

K. THE EMPLOYEE STOCK OPTION PLAN FUND IS COMPRISED OF WALMEX SHARES PRESENTED AT ACQUISITION COST, AS RESTATED BASED ON THE NCPI. THE PLAN IS DESIGNED TO GRANT STOCK OPTIONS TO EXECUTIVES OF THE COMPANIES IN THE GROUP, AS APPROVED BY THE NATIONAL BANKING AND SECURITIES COMMISSION.

L. THE PREMIUM ON THE SALE OF SHARES REPRESENTS THE DIFFERENCE BETWEEN THE RESTATED VALUE OF THE SHARES AND THE VALUE AT WHICH SUCH SHARES WERE ASSIGNED TO EXECUTIVES OF COMPANIES IN THE GROUP, NET OF THE CORRESPONDING INCOME TAX.

M. SALES REVENUES ARE RECOGNIZED AT THE TIME THE MERCHANDISE IS DELIVERED TO THE CUSTOMER.

REVENUES FROM THE SALES OF SAM´S CLUB MEMBERSHIP CARDS ARE DEFERRED OVER THE TWELVE-MONTH TERM OF THE MEMBERSHIP.

N. SEGMENT FINANCIAL INFORMATION HAS BEEN PREPARED USING THE MANAGEMENT APPROACH ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5 ISSUED BY THE IMCP.

O. THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS RECOGNIZED APPLYING THE CARRYING AMOUNT OF ITS LONG-LIVED ASSETS AT THEIR PRESENT VALUE, CONSIDERING EACH OF THE COMPANY'S STORES OR RESTAURANTS AS A MINIMUM CASH GENERATING UNIT.

NOTE 2 - ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) AND OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE:

THE BALANCE OF THESE ACCOUNTS AT MARCH 31, 2005, IS PRESENTED NET OF AN ALLOWANCE FOR BAD DEBTS OF PS. 344,747.

OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE INCLUDE TAXES RECOVERY OF $1,074,413.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

MEXICAN ACCOUNTING BULLETIN B-10 SPECIFIES THAT PROPERTY AND EQUIPMENT OWNED AT DECEMBER 31, 1996 THAT WERE RESTATED AT SUCH DATE ON THE BASIS OF APPRAISALS MADE BY INDEPENDENT EXPERTS ARE TO BE RESTATED THEREAFTER USING THE CONSTANT-PESO-VALUE METHOD. PROPERTY AND EQUIPMENT ACQUIRED ON OR AFTER JANUARY 1, 1997 ARE RECORDED INITIALLY AT HISTORICAL COST AND THEN RESTATED USING THE CONSTANT-PESO-VALUE METHOD.

AN ANALYSIS OF THIS CAPTION IS AS FOLLOW:

FIXED ASSETS DEPRECIABLE:	
PROPERTY AND CONSTRUCTIONS ON LEASEHOLD	PS. 28,346,431
FIXTURES AND EQUIPMENT	17,885,216
SUBTOTAL	46,231,647
ACCUMULATED DEPRECIATION	(17,917,053)
TOTAL FIXED ASSETS DEPRECIABLE-NET	28,314,594
FIXED ASSETS NO DEPRECIABLE:	
LAND	17,036,309
CONSTRUCTION IN PROGRESS	901,323
TOTAL FIXED ASSETS NOT DEPRECIABLE	17,937,632
TOTAL FIXED ASSETS-NET	PS. 46,252,226

NOTE 4 - STOCK MARKET CREDITS:

NON-APPLY

NOTE 5 - CONTINGENT LIABILITY:

AS OF MARCH 31, 2005, THERE ARE NOT CONTINGENT LIABILITIES.

NOTE 6 - SENIORITY PREMIUMS

THE COMPANY HAS SET UP A DEFINED BENEFITS TRUST FUND TO COVER SENIORITY PREMIUMS ACCRUING TO EMPLOYEES, CONTRIBUTIONS TO THE FUND ARE DETERMINED USING THE PROJECTED UNIT-CREDIT METHOD, EMPLOYEES MAKE NO CONTRIBUTIONS TO THE FUND.

NOTE 7 - SHAREHOLDER'S EQUITY:

	NOMINAL VALUE	RESTATEMENT	TOTAL
SHARES PLAN FUND	PS.(2,006,885)	PS.(151,897)	PS.(2,158,782)
PREMIUM ON SALE OF SHARES	755,787	1,358,224	2,114,011
PREMIUM ON SALE OF SHARES	PS.(1,251,098)	PS. 1,206,327	PS. 44,771
LEGAL RESERVE	PS. 1,514,822	PS. 1,401,550	PS. 2,916,372
RETAINED EARNINGS FROM PREVIOUS YEARS	23,805,413	12,168,757	35,974,170
RETAINED EARNINGS AND CAPITAL RESERVE	PS.25,320,235	PS.13,570,307	PS.38,890,542
NET INCOME FOR THE YEAR	PS. 1,845,818	PS. 7,791	PS. 1,853,609

NOTE 8 - REPURCHASE FUND OF SHARES:

DURING THE PERIOD COMPRISING JANUARY TO MARCH 2005, 5,450,000 SHARES WALMEX WERE PURCHASED, OF WHICH 1,500,000 SHARES WERE CANCELLED PURSUANT TO AN AGREEMENT REACHED DURING THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005. SAID REPURCHASE IMPLIED A REDUCTION OF PS. 20,104 IN CAPITAL STOCK. THE DIFFERENCE BETWEEN THE THEORETICAL RESTATED VALUE AND THE REPURCHASE COST OF THE SHARES ACQUIRED WAS APPLIED FROM RETAINED EARNINGS.

NOTE 9 - AGREEMENTS REACHED AT THE REGULAR SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005:

1. AUTHORIZATION OF A MAXIMUM AMOUNT TO BE USED IN 2005 TO REPURCHASE THE COMPANY'S OWN SHARES OF PS. 6,000,000 (NOMINAL).

2. CANCELLATION OF 105,254,300 SERIES "V" SHARES DERIVED FROM THE REPURCHASE OF THE COMPANY'S OWN SHARES.

3. INCREASE IN THE LEGAL RESERVE OF PS. 268,932 (NOMINAL) THROUGH A CHARGE TO RETAINED EARNINGS. THE INCREASE IN CONSTANT THOUSANDS PESOS IS PS. 269,949.

4. A DECLARED DIVIDEND, FOR WHICH SHAREHOLDERS MAY RECEIVE PAYMENT EITHER IN CASH AT PS. 0.63 NOMINAL PESOS OR IN COMPANY SHARES AT AN EXCHANGE FACTOR DETERMINED BASED ON THE AVERAGE CLOSING MARKET PRICE OF THE SHARE ON MARCH 15, 2005 AND THE PS. 0.63 NOMINAL PESOS PER SHARE. SUCH DIVIDEND SHALL BE PAID ON APRIL 1,2005.

5. INCREASE IN THE VARIABLE PORTION OF CAPITAL STOCK FOR UP TO PS. 2,752,265 (NOMINAL). SUCH INCREASE WILL BE COVERED BY ISSUING A MAXIMUM OF 137,613,254 COMMON ORDINARY SHARES TO BE USED SOLELY FOR PAYMENT OF THE STOCK DIVIDEND.

THOSE SHARES THAT ARE NOT SUBSCRIBED AND DELIVERED TO THE SHAREHOLDERS SHALL BE CANCELLED AND THE PROPOSED CAPITAL INCREASE SHALL BE REDUCED PROPORTIONALLY.

THE SHAREHOLDERS' DEADLINE FOR DECIDING ON WHETHER TO ACCEPT THE CASH DIVIDEND OR THE STOCK DIVIDEND IN TERMS OF THE RESOLUTION ADOPTED AT THE SHAREHOLDERS' MEETING HELD ON FEBRUARY 24, 2005, EXPIRED ON MARCH 30, 2005. THE COMPANY DELIVERED 55,045,303 NEW SERIES "V" SHARES REPRESENTING AN INCREASE OF PS. 2,177,042 (NOMINAL), AND CANCELLED 82,567,951 UNSUBSCRIBED SHARES. THIS SITUATION GAVE RISE TO A DECREASE IN CAPITAL STOCK OF PS. 575,223 (NOMINAL).

BASED ON THE PRECEDING PARAGRAPH AND PER ARTICLE 112 OF THE MEXICAN CORPORATIONS ACT THAT ESTABLISHES THAT ALL OF AN ENTITY'S SHARES MUST HAVE THE SAME THEORETICAL VALUE, THE COMPANY RECOMPUTED ITS CAPITAL STOCK BY DETERMINING A FIXED MINIMUM AMOUNT OF PS. 1,081,501 (NOMINAL).

NOTE 10 - SEGMENT INFORMATION:

THE COMPANY'S SEGMENT INFORMATION WAS PREPARED BASED ON A MANAGERIAL APPROACH AND THE CRITERIA ESTABLISHED IN MEXICAN ACCOUNTING BULLETIN B-5, FINANCIAL INFORMATION BY SEGMENT. THE "OTHERS" SEGMENT CONSISTS OF DEPARTMENT STORES, RESTAURANTS AND REAL ESTATE TRANSACTIONS WHITH THIRD PARTIES.

AN ANALYSIS OF SEGMENT INFORMATION AT MARCH 31, 2005 AND 2004 IS AS FOLLOWS:

SEGMENT	NET SALES		OPERATING INCOME	
	2005	2004	2005	2004
SELF SERVICES	PS. 33,555,164	PS. 29,688,157	PS. 2,023,095	PS. 1,552,703
OTHER	2,556,519	2,447,535	329,208	291,827
CONSOLIDATED	PS. 36,111,683	PS. 32,135,692	PS. 2,352,303	PS. 1,844,530

THE COMPANY OPERATES IN MEXICO AND MAKES SALES TO THE GENERAL PUBLIC.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: 1 YEAR: 2005

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED

Final Printing

COMPAY NAME (1)		MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	NUEVA WAL-MART	GEN. MERCHANDISE SALES	881,712	99.99	881,712	11,563,395
2	SUBURBIA	DEPARTMENT STORES	274,923	99.99	274,923	963,530
3	VIPS	RESTAURANTS	329,022	99.99	329,022	1,272,121
4	CORPORATE ENTITIES	PROFESIONAL OUTSOURCE	411,119	99.99	538,866	1,249,698
5	REAL ESTATE	R.E. DEVELOPMENT	15,133,237	99.99	15,133,237	39,336,069
TOTAL INVESTMENT IN SUBSIDIARIES					**17,157,760**	**54,384,813**
ASSOCIATEDS						
TOTAL INVESTMENT IN ASSOCIATEDS					**0**	**0**
OTHER PERMANENT INVESTMENTS						
TOTAL						**54,384,813**

NOTES

THE COLUMN "NUMBER OF SHARES" IS EQUIVALENT TO THE SOCIAL PART EXPRESSED IN THOUSANDS THAT WAL-MART DE MEXICO, S.A. DE C.V. HAS OF THE SUBSIDIARIES; THEY ARE SOCIEDAD DE RESPONSABILIDAD LIMITADA DE CAPITAL VARIABLE.

STOCK EXCHANGE CODE: **WALMEX**
WAL-MART DE MEXICO. S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 5
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2005

Final Printing
CONSOLIDATED

Credit Type/ Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands of $) Time Interval						Amortizacion of Credits In Foreign Currency With Foreign Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
SUPPLIERS																
SELF SERVICE STORE			12,806,670	0	0	0	0	0	0	0	752,627	0	0	0	0	0
DEPARTAMENT STORE			507,744	0	0	0	0	0	0	0	26,313	0	0	0	0	0
RESTAURANTS			152,207	0	0	0	0	0	0	0	5,052	0	0	0	0	0
TOTAL SUPPLIERS			13,466,621	0	0	0	0	0	0	0	783,992	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTHER CURRENT LIAB.W/O COST.			3,021,318	0	0	0	0	0	0	0	244,878	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			3,021,318	0	0	0	0	0	0	0	244,878	0		0	0	0
TOTAL			16,487,939	0	0	0	0	0	0	0	1,028,870	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
3. POSITION IN FOREIGN EXCHANGE					
TOTAL ASSETS	**208,771**	**2,331,978**	**0**	**0**	**2,331,978**
LIABILITIES POSITION	**92,109**	**1,028,870**	**0**	**0**	**1,028,870**
SHORT TERM LIABILITIES POSITION	92,109	1,028,870	0	0	1,028,870
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**116,662**	**1,303,108**	0	0	**1,303,108**

(1) IN THE OBSERVATIONS SECTION WILL MUST SPECIFY THE CURRENCY AND THE EXCHANGE RATE

NOTES

PS. 11.1700 RATE OF EXCHANGE AMERICAN DOLLAR.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	15,848,576	21,071,030	5,222,454	0.00	0
FEBRUARY	15,363,568	18,630,940	3,267,372	0.33	10,782
MARCH	14,936,683	21,092,850	6,156,167	0.45	27,703
ACTUALIZATION:					102
CAPITALIZATION:					
FOREIGN CORP.:					
OTHER					
TOTAL					**38,587**

NOTES

MONETARY LIABILITIES DO NOT INCLUDE THE INITIAL EFFECT OF THE DEFERRED INCOME TAX OF PS. 3,827,449 (NOMINAL); THE MONETARY EFFECT OF THIS LIABILITY IS PRESENTED IN DEFERRED INCOME TAXES.

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N°
82-4609

BONDS AND MEDIUM TERM NOTES LISTING IN STOCKS MARKET (1)

ANNEX 8

CONSOLIDATED
Final printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NON - APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED
NON - APPLY

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	UTILIZATION (%)
SELF-SERVICE WHOLESALES	MEMBERSHIP GENERAL MERCHANDISE WHOLESALE OUTLETS	479,049	100
SELF-SERVICE DISCOUNT STORE	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	766,376	100
SELF-SERVICE HYPERMARKETS	GENERAL MERCHANDISE SALE, GROCERIES AND FRESH	797,106	100
SUPERMARKETS	GROCERIES SALES AND FRESH	77,473	100
APPAREL STORES	APPAREL AND ACCESORY SALE	229,449	100
RESTAURANTS	RESTAURANT-INTERNATIONAL, MEXICAN AND ITALIAN	62,985	100

NOTES

REGARDING RESTAURANTS THE NUMBER OF SEATS IS PRESENTED AS THE INSTALLED CAPACITY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

FILE N° 82-4609

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLY					

NOTES

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

QUARTER: **1** YEAR: **2005**

SALES DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SALES

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NET SALES				35,955,078			
OTHER INCOME				156,605			
TOTAL				36,111,683			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**

WAL - MART DE MEXICO, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NON APPLY							
TOTAL				0			

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: 1 YEAR: 2005
WAL - MART DE MEXICO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
V		43	529,735,340	3,890,034,695		4,419,770,035	1,081,501	7,941,846
TOTAL			**529,735,340**	**3,890,034,695**	**0**	**4,419,770,035**	**1,081,501**	**7,941,846**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
4,419,770,035
SHARES PROPORTION BY:

CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
V	3,950,000	39.83208	39.20000

PROJECT'S INFORMATION
(PROJECT, AMOUNT USED AND PERCENTAGE OF PROGRESS)

ANNEX 13

CONSOLIDATED
Final Printing

OUR EXPANSION PROGRAM FOR THE FOLLOWING 9 MONTHS INCLUDES THE OPENING OF 67 UNITS, HAVING 11% PROGRESS THUS FAR. AS OF MARCH 31, 2005, PS.884,114 HAVE BEEN USED FOR THESE UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX** QUARTER: **1** YEAR: **2005**
WAL - MART DE MEXICO, S.A. DE C.V.

FOREIGN CURRENCY TRANSACTIONS AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS
(INFORMATION RELATED TO BULLETIN B-15)

ANNEX 14

CONSOLIDATED
Final Printing

FOREIGN CURRENCY BALANCES ARE TAKEN AT PS. 11.1700 PESOS PER DOLLAR, AS SHOWN BELOW:

	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
ASSETS	US$ 208,771	PS. 2,331,978
SUPPLIERS	US$ 70,187	PS. 783,992
OTHER CURRENT LIABILITIES	US$ 21,922	PS. 244,878

DURING THE JANUARY - MARCH PERIOD, THE COMPANY HAD AN EXCHANGE GAIN AMOUNTING TO PS. 23,852 DERIVED FROM EXCHANGE RATE FLUCTUATIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **WALMEX**
WAL - MART DE MEXICO, S.A. DE C.V.

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

THE UNDERSIGNED SWEAR TO TELL THE TRUTH, WAL-MART DE MEXICO S.A. DE C.V. AND SUBSIDIARIES FINANCIAL INFORMATION CONTAINED AS OF FIRST QUARTER 2005 CORRESPONDIENT REPORT, IT REASONABLY REFLECTS THE SITUATION FOR THE SAME. IN ADDITION, WE HEREBY STATE THAT WE HAVE NO KNOWLEDGE OF RELEVANT DATA OMITTED OR ALTERED IN THIS QUARTERLY REPORT, NOR THAT SAID REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE SHAREHOLDERS.

EDUARDO FRANCISCO SOLORZANO MORALES **EXECUTIVE PRESIDENT AND CEO**	**RAFAEL MATUTE LABRADOR** **EXECUTIVE VICEPRESIDENT AND CFO**

MEXICO, D.F., AT APRIL 7 OF 2005